Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-04236) and

JPMorgan Trust IV (File No. 811-23117)

JPMORGAN TRUST I

J.P. Morgan U.S. Equity Funds

JPMorgan U.S. Applied Data Science Value Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated November 1, 2024, as supplemented

JPMORGAN TRUST II

J.P. Morgan Income Funds

JPMorgan Mortgage-Backed Securities Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated July 1, 2024, as supplemented

JPMORGAN TRUST IV

J.P. Morgan International Equity Funds

JPMorgan International Hedged Equity Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated March 1, 2024, as supplemented

(All Share Classes)

Supplement dated December 3, 2024

to the Summary Prospectuses, Prospectuses and Statements of Additional Information as dated above

At a meeting held on November 19-21, 2024, each of the Boards of Trustees of JPMorgan Trust I, JPMorgan Trust II, and JPMorgan Trust IV (together, the “Board”) agreed to consider in February 2025 the conversion of the following three mutual funds to newly created exchange-traded funds (the “ETFs”) (each, a “Conversion”):

•	JPMorgan U.S. Applied Data Science Value Fund

•	JPMorgan Mortgage-Backed Securities Fund

•	JPMorgan International Hedged Equity Fund

If approved by the Board, it is currently proposed that the Conversions into the new ETFs would occur on the following dates:

Mutual Fund Name	ETF Name	Proposed Conversion Date
JPMorgan U.S. Applied Data Science Value Fund	JPMorgan Fundamental Data Science Large Value ETF	July 11, 2025
JPMorgan Mortgage-Backed Securities Fund	JPMorgan Mortgage-Backed Securities ETF	June 27, 2025
JPMorgan International Hedged Equity Fund	JPMorgan International Hedged Equity Laddered Overlay ETF	July 11, 2025

Except as follows, each new ETF will be managed in a substantially similar manner as the current mutual funds. The notable changes to the new ETFs are as follows:

•

For the new JPMorgan Fundamental Data Science Large Value ETF, the ETF will continue to be managed in a substantially similar way, but in order to meet the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the new ETF will have a new 80% policy to will invest 80% in large, well established equity securities (companies with market capitalizations similar to those within the universe of the Russell 1000® Value Index), while the mutual fund currently invests at least 80% in securities of U.S. large and mid-capitalization companies.

SUP-CONV-MF-1224

•

For the new JPMorgan Mortgage-Backed Securities ETF, the ETF will continue to be managed in a substantially similar way, but in order to give additional flexibility, private placements and zero-coupon securities will be added as principal investment strategies and the current 10% limit on investment in “sub-prime” mortgage-related securities at the time of purchase will be removed.

•

For the new JPMorgan International Hedged Equity Laddered Overlay ETF, the underlying equity portfolio will be managed in a substantially similar way, but the exchange-traded put and call options overlay strategy will be modified. Instead of buying the options at the beginning of the quarter and holding them for three months, the options will be “laddered” across the quarter so that normally there will be three three-months periods designed to mitigate potential risk.

By converting these strategies to ETFs, J.P. Morgan Investment Management Inc. (“JPMIM”), the investment adviser for the mutual funds, believes certain classes of shareholders in these mutual funds could benefit from reduced costs, including, in some cases, lower transfer agency costs and no Rule 12b-1 or service fees. JPMIM is communicating the proposed plans prior to Board approval in order to provide shareholders with ample notice of the proposed Conversions and allow them time to engage with JPMIM on the implications of the proposed transactions, including the need for shareholders to have a brokerage account prior to the Conversion. It is possible that the Conversions will not be approved or will not occur for other reasons, in which case the changes described herein would not take effect.

Each Conversion generally would consist of (1) the transfer of the mutual fund’s assets, subject to its liabilities, to the corresponding shell ETF for shares of the ETF; and (2) the distribution of the ETF shares to the mutual fund shareholders in complete liquidation of the mutual fund. If approved by the Board, no shareholder approval will be required prior to each Conversion. Existing shareholders of each mutual fund will receive prior to the Conversion a combined information statement/prospectus describing in detail both the Conversion and the surviving ETF, and summarizing the Board’s considerations in approving the Conversion.

When the Conversions are considered, each Board, including the Trustees not deemed to be “interested persons” of the mutual funds pursuant to Section 2(a)(19) of the 1940 Act, will need to determine whether the Conversion is in the best interests of the target mutual fund and that the Conversion would not dilute the interests of the mutual fund’s shareholders.

The new ETFs have not commenced investment operations, and it is anticipated that each will not have shareholders prior to the Conversion.

It is anticipated that each Conversion will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss in connection with the Conversion, except to the extent that they receive cash in connection with the Conversion.

If (and only if) the Conversions are approved, the following changes will take effect on March 1, 2025 (the “Effective Date”):

1.	Class A and C Shares of the Funds will be publicly offered only on a limited basis.

2.	New accounts may no longer be established directly through JPMorgan Distribution Services, Inc. (the “Distributor”).

3.	No CDSC will be imposed on redemptions of the Class A or Class C Shares of the Funds.

4.	No sales charge will be imposed on purchases of Class A Shares of the Funds.

5.	Any current Letter of Intent (LOI) under which Class A Shares of a Fund were purchased will be considered completed.

6.	Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived.

Further information regarding these changes is included in the table below. As noted above, each of these changes will be implemented only if the Board approves the Conversions.

1. Limited Offering of Class A and C Shares

On the Effective Date, the following will be added as a new section immediately preceding the “What is the goal of the Fund?” section of each Fund’s Summary Prospectus for Class A, C and I Shares:

Currently, Class A and C Shares of the Fund are publicly offered on a limited basis. (See “Investing with J.P. Morgan Funds — FUNDS SUBJECT TO A LIMITED OFFERING” in the prospectus for more information.)

On the Effective Date, the following will be added as a new section for each of the Funds under the heading “Investing with J.P. Morgan Funds — FUNDS SUBJECT TO A LIMITED OFFERING — Limited Offering of Class A and Class C Shares”:

Class A and C Shares (each, a “Limited Class”) are publicly offered only on a limited basis and investors are not eligible to purchase a Limited Class except as described below. Except as otherwise described below, shareholders permitted to continue to purchase shares of a Limited Class include existing shareholders of record and, if the shareholder of record is an omnibus account, beneficial owners in that account as of the effective date of the limited offering.

•  Existing shareholders of each Limited Class may continue to purchase additional shares of the Limited Class in their existing Fund accounts either through J.P. Morgan Funds Services or a Financial Intermediary and may continue to reinvest dividends or capital gains distributions from shares owned in the Fund.

•  Group Retirement Plans (as defined in the Glossary) (and their successor, related and affiliated plans), which have a Limited Class available may continue to open accounts for new participants and can purchase additional shares in existing participant accounts.

2. No New Accounts Through Distributor

In addition, on the Effective Date, the first paragraph of the “Investing with J.P. Morgan Funds — PURCHASING FUND SHARES” section of the Prospectuses is deleted in its entirety with respect to the Funds and replaced with the following:

Prior to March 1, 2025, you may purchase shares directly from the J.P. Morgan Funds through the Distributor or through your Financial Intermediary. Effective March 1, 2025, new accounts will not be established directly through the Distributor.

3. CDSC Waiver on Class A and C Shares

In addition, on the Effective Date, the following paragraph relating to the Funds will be included in the “Fees and Expenses of the Fund” section in the Summary Prospectuses and in the “Risk/Return Summary” of the Prospectuses and in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Waiver of the Class A and Class C CDSC” section of the Prospectuses:

Beginning on March 1, 2025, no CDSC will be imposed on redemptions of the Class A or Class C Shares of the Funds.

4. Sales Charge Waiver on Class A and C Shares

In addition, on the Effective Date, the following will be added to “Fees and Expenses of the Fund” section in the Summary Prospectuses and in the “Risk/Return Summary” of the Prospectuses and included as the third paragraph in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Class A Shares” section of the Prospectuses:

Beginning on March 1, 2025, no sales charge will be imposed on purchases of Class A Shares of the Funds. As a result, any subsequent purchases of the Funds will not be eligible assets for future rights of accumulation or letter of intent purchases.

5. Forgiving Letter of Intent Obligations

In addition, on the Effective Date, the following paragraph relating to the Funds will be included in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Reducing Your Class A Shares Charges — Letter of Intent” section of the Prospectuses:

•  Effective March 1, 2025, any current Letter of Intent (LOI) under which Class A Shares of a Fund were purchased will be considered completed. As a result, after that date, commissions to dealers will not be adjusted or paid on the difference between the Letter of Intent amount and the amount actually invested before March 1, 2025. Because an LOI may include Class A purchases of other J.P. Morgan Funds (other than the Funds), this completion will cancel the LOI for all future Class A purchases of those funds. You will need to enter into a new LOI if you want to continue to make Class A purchases in other J.P. Morgan Funds at a reduced front-end sales charge. This change may also apply to the LOIs described in Appendix A — Financial Intermediary-Specific Sales Charge Waivers — Letter of Intent. Please check with your financial intermediary.

6. Waiver of Distribution (Rule 12b-1) Fees	In addition, if the Conversions are approved for the Funds, Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived beginning the first day of the month after the Conversions are approved.

If the Conversions are approved by the Board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversions. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE: JPM www.jpmorganchase.com News release: DRAFT

J.P. Morgan Asset Management Proposes Conversion

of Select Mutual Funds to ETFs

NEW YORK, December 3, 2024: J.P. Morgan Asset Management has announced plans to convert select U.S. mutual funds to ETFs in mid-2025.

The proposed conversions, which are subject to fund board approval, are expected to provide benefits for investors of the mutual funds. The additional trading flexibility, increased portfolio holdings transparency and potential for enhanced tax efficiency that come with ETFs carry significant value to many investors, and J.P. Morgan believes that these particular strategies are well suited for the ETF structure. The combined assets of the funds proposed for conversion are approximately $6 billion (as of 10/31/2024).

The board has agreed to consider these conversions in February 2025. If approved, the following mutual funds would be converted to actively managed transparent ETFs managed by the same portfolio management teams and with the same investment objectives as the current mutual funds:

Mutual Fund	AUM*	Proposed Conversion Date
JPMorgan Mortgage Backed Securities Fund	$5,759M	6/27/2025
JPMorgan U.S Applied Data Science Value Fund	$ 174M	7/11/2025
JPMorgan International Hedged Equity Fund	$ 181M	7/11/2025
*AUM as of 10/31/2024

J.P. Morgan Asset Management is announcing the proposed conversion plans well in advance to provide shareholders and distributors with ample notice of the planned conversions and to allow them time to engage with J.P. Morgan on the implications of this important effort. It is anticipated that if the conversions are approved by the board of the funds, they would not require shareholder approval prior to implementation.

As a leading active manager, J.P. Morgan Asset Management is committed to providing access to its investment capabilities through a range of vehicles including ETFs, mutual funds, commingled funds, SMAs and liquid alternatives. With $160 billion in ETF assets under management, J.P. Morgan Asset Management ranks second in active ETF AUM globally (as of 9/30/2024).

About J.P. Morgan Asset Management

J.P. Morgan Asset Management, with assets under management of $3.5 trillion (as of 9/30/2024), is a global leader in investment management. J.P. Morgan Asset Management’s clients include institutions, retail investors and high net worth individuals in every major market

Press Contact: Kristen Chambers kristen.chambers@jpmchase.com

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE: JPM www.jpmorganchase.com News release: DRAFT throughout the world. J.P. Morgan Asset Management offers global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity. For more information: www.jpmorganassetmanagement.com.

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorganChase had $4.2 trillion in assets and $346 billion in stockholders’ equity (as of 9/30/2024). The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S., and many of the world’s most prominent corporate, institutional and government clients globally. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

J.P. Morgan mutual funds and ETFs are distributed by JPMorgan Distribution Services, Inc., which is an affiliate of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. JPMorgan Distribution Services, Inc. is a member of FINRA. More information is available at https://am.jpmorgan.com/us/en/asset-management/gim/adv/products/etfs.

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the funds before investing. The summary and full prospectuses contain this and other information about the funds and should be read carefully before investing. To obtain a prospectus call 1-800-480-4111.

If the proposed conversions discussed herein are approved by the board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

Press Contact: Kristen Chambers kristen.chambers@jpmchase.com

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE: JPM www.jpmorganchase.com News release: DRAFT

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE

SOURCE J.P. Morgan Asset Management

Press Contact: Kristen Chambers kristen.chambers@jpmchase.com